

August 29, 2012

Via E-mail
Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: NorthStar Realty Finance Corp.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 1-32330**

Dear Ms. Hess:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 1. Business, page 5

Financing Strategy, page 13

1.   Please tell us the impact of five N-Star securities being out of compliance with their respective overcollateralization tests as of June 30, 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

General

2.   Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. We note that you provide a weighted average coupon on

assets and net weighted average borrowing cost, although you do not present a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. Further, no detail of impact of changes in interest income and expense attributable to changes in volume and rate is provided. Refer to SAB Topic 11.K.

Results of Operations, page 82

3.   We note that as of December 31, 2011, you manage your portfolio via four reportable segments. Please tell us why your discussion of results of operations does not address the performance of your segments given the management of your portfolio. Refer to SEC Interpretive Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 103

Consolidated Balance Sheets, page 106

4.   Please tell us how your separate disclosure of VIE and non-VIE financing structures complies with Rule 5-02 of Regulation S-X.

Consolidated Statements of Operations, page 107

5.   We note that you generate substantial interest income from mortgages and mortgage-backed securities and incur interest expense related to the financing of such interest-earning assets. Please tell us why you do not present net interest income and the basis for your conclusion. Refer to SAB Topic 11.K for the applicability of Article 9 of Regulation S-X.

Consolidated Statements of Cash Flows, page 110

6.   Please tell us why the amounts for both 'Unrealized loss on investments and other' and 'Realized gain on sale of investments and other' as presented differ from amounts reported on your consolidated statements of operations for all years presented.

Notes to Consolidated Financial Statements, page 112

2. Summary of Significant Accounting Policies, page 112

Fair Value Option, page 114

7.   Please tell us how your disclosures comply with ASC Topic 825-10-50 28 through 32 detailing your basis for selecting different measurement bases for similar assets and liabilities.

14. Risk Management and Derivative Activities, page 161

8.   Please tell us how you have a $37.3 million balance in accumulated other comprehensive loss at December 31, 2011 given that you have no derivative financial instruments designated as hedges in qualifying hedge relationships at such date.

Form 10-Q for interim period ended June 30, 2012

7. Real Estate Debt Investments, page 34

Provision for Loan Losses, page 37

9.   Please tell us, and provide further clarification in future periodic filings, to detail the difference between your classifications of non-performing loans and other loans with a loan loss reserve/non-accrual status. By way of example, we note that you have six loans with a 100% loan loss reserve that you do not classify as non-performing. In your response, please further elaborate why you believe such fully-reserved investments are not considered non-performing.

Borrowings, page 44

10.   Please tell us why your disclosure regarding your covenant compliance at June 30, 2012 was qualified with the statement "in all material respects." Please tell us definitively your compliance with debt covenants, and tell us and disclose in future periodic filings for any financial covenant you believe may materially impact your operations or financing, your actual ratio compared to the required ratio as of the end of the reporting period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief